Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Array BioPharma Inc.:

We consent to the use of our reports dated August 15, 2008, with respect to the balance sheets of Array BioPharma Inc. as of June 30, 2008 and 2007, and the related statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2008, and the effectiveness of internal control over financial reporting as of June 30, 2008, incorporated herein by reference in the registration statement on Form S-8 of Array BioPharma Inc., which reports appear in the June 30, 2008 annual report on Form 10-K of Array BioPharma Inc.

KPMG LLP

Boulder, Colorado

April l7, 2009